UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

                                                               SEC File Number
                                                                 000-499-68


(Check One):      [X ] Form 10-K  [  ] Form 11-K  [  ] Form 20-F  [  ] Form 10-Q
                  [  ] Form N-SAR
       For Period Ended:  September 30, 2002

    [  ] Transition Report on Form 10-K[  ] Transition Report on Form 10-Q
    [ ] Transition Report on Form 20-F[ ] Transition Report on form N-SAR [ ] Transition Report on Form 11-K
    For the Transition Period Ended:  _______________

   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I -- REGISTRANT INFORMATION

COMDISCO HOLDING COMPANY, INC.
Full Name of Registrant


Former Name if Applicable

6111 NORTH RIVER ROAD
Address of Principal Executive Office (Street and Number)

ROSEMONT, ILLINOIS  60018
City, State and Zip Code


PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X ]     (a)     The reason described in reasonable detail in Part III of
                  this form could not be eliminated without unreasonable effort or expense;

[X ]     (b)     The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[  ]     (c)      The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

         On July 16, 2001, Comdisco, Inc. and fifty of its domestic subsidiaries filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Northern District of Illinois. Comdisco Holding Company, Inc. (the "Registrant"), as the successor company to Comdisco, Inc., emerged from bankruptcy under a confirmed plan of reorganization that was effective on August 12, 2002. The Registrant requires additional time to complete its Annual Report on Form 10-K in order to finally and completely resolve how the significant restructuring transactions contemplated by the confirmed plan of reorganization and other actions taken during the Chapter 11 process, including significant asset divestitures, have impacted its financial statements, the related disclosures that are required to be made pursuant to the Form 10-K and the implementation of fresh-start reporting. Under fresh-start reporting, the Registrant's assets and liabilities will be adjusted to fair values and a reorganization value for the entity will be determined. The Registrant is still in the process of determining the impact of adopting fresh-start reporting on its financial statements. The Registrant also requires additional time to complete the Management's Discussion and Analysis section of the Form 10-K.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

    Robert E. T. Lackey                (847)                 698-3000
         (Name)                      (Area Code)       (Telephone Number)



(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                               [X] Yes         [  ] No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                              [X] Yes          [  ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                  As a result of the implementation of the confirmed plan of reorganization on August 12, 2002, the Registrant will be adopting fresh-start reporting in accordance with SOP 90-7. Under fresh-start reporting, the Registrant's assets and liabilities will be adjusted to fair values and a reorganization value for the entity will be determined. The Registrant is still in the process of determining the impact of adopting fresh-start reporting on its financial statements.


                        COMDISCO HOLDING COMPANY, INC.
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:    December 30, 2002                  By: /s/ Robert E. T. Lackey
                                            Robert E. T. Lackey,
                                            Executive Vice President,
                                            Chief Legal Officer and
                                            Secretary